Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28th March, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Deferred Bonus Plan 2006-2008 – Contingent Awards

The following contingent awards of shares to Directors and Persons Discharging Managerial Responsibility have been made under the Deferred Bonus Plan. The number of shares shown below represents the potential awards at the maximum level.
Number of ordinary shares of 10p each
Directors
Nigel Dunlop	36,422
Neil England	42,849
Stewart Hainsworth	42,849
Nigel Northridge	96,155
Mark Rolfe	47,133

Persons Discharging Managerial Responsibility
Neil Hayward	3,000
Claire Jenkins	11,507
Barry Jenner	15,915
Tom Keevil	34,814
Jon Moxon	15,507
Eddy Pirard	14,445
Suhail Saad	14,201
Yann Tardif	15,507

In order to participate in this Plan each individual has invested in the Company's shares and is committed to retaining those shares until the end of the Performance Period, namely 31 December 2008. The maximum that an individual can invest in shares for the purposes of this Plan is 100% of their annual bonus received in respect of the financial year ended 31 December 2005.

At the end of the Performance Period each individual will receive an award of shares. The number of shares he or she will receive will be a minimum of 50% of the shares invested and up to a maximum of 150% of the number of shares invested, depending upon the achievement of a performance condition, over the three years commencing 1 January 2006, as set out in the Company's Annual Report and Financial Statements 2005.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 28, 2006	Title:	Head of Performance and Reward